FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta presents new fungicide at British Crop Protection Congress”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta presents new fungicide at British Crop Protection Congress

Basel, Switzerland, 31 October 2005

Today at the 2005 British Crop Protection Congress (BCPC), Syngenta presented its new fungicide active ingredient to agricultural experts. Mandipropamid, developed under the code 446, controls late blight in potatoes and tomatoes as well as downy mildew in vines and a number of vegetable crops.

Mandipropamid, the first derivative of the chemical class of mandelamide fungicides, sets a new standard in performance: locking rapidly and tightly to the leaf’s waxy layer, it provides a highly effective, weatherproof and long-lasting barrier to diseases.

“Mandipropamid is a significant innovation. This new technology further strengthens our leading fungicide portfolio, which offers growers a complete range of solutions to control plant disease” said John Atkin, Chief Operating Officer, Syngenta Crop Protection. “Mandipropamid is one of eight new crop protection products planned for launch by 2012.”

Mandipropamid is scheduled for launch in 2007 and will be offered as single formulation as well as in spray programs with other Syngenta brands, including Ridomil Gold®, Shirlan®, Quadris Max® and Bravo®. This new compound will be marketed globally and peak sales are expected to exceed $100 million annually.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Guy Wolff	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 628 2372
	UK:	Andrew Coker	Tel: +44 (1483) 26 0014

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 31 October 2005 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 31, 2005	By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary